BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

August 8, 2005

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montreal, June 30, 2005* – Bombardier Inc. announces closing of new unsecured North American credit facility

BOMBARDIER AEROSPACE

- *Dallas, Texas, May 2, 2005* – Flexjet scheduled to take 51 new Bombardier aircraft
- *Belfast, May 13, 2005* – Bombardier and U.K. Government sign letter of intent on CSeries
- *Montréal, May 13, 2005* - Bombardier announces location of final assembly site and work packages for the CSeries – Letters of intent signed with the governments of Canada, Québec and the United Kingdom

9/9

BOMBARDIER

PRESS RELEASE

ORGANIZATIONAL CHANGE AT BOMBARDIER AEROSPACE

Montréal, September 7, 2005 – Bombardier Aerospace announced today that Peter Edwards is stepping down as President, Bombardier Business Aircraft. Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace will head Bombardier's Business Aircraft unit until a new president is appointed. This change is effective immediately.

"I wish to thank Peter for his substantial contribution to the growth of Bombardier Aerospace's business jet segment and to the building of the industry's most comprehensive line-up of innovative business aircraft," said Pierre Beaudoin. "Throughout his 10-year career at Bombardier, Peter has always shown a sustained commitment to the success of Bombardier Business Aircraft."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Bombardier
Senior Vice President, Public Affairs
+1 514 855-7972

www.bombardier.com